

July 8, 2025

Talat Imran
Chief Executive Officer
Rani Therapeutics Holdings, Inc.
2051 Ringwood Avenue
San Jose, CA 95131

> **Re: Rani Therapeutics Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2025**
> **File No. 333-288509**

Dear Talat Imran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     John T. McKenna